UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
SEC FILE NUMBER
000-51368

CUSIP NUMBER
G86975151

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q ☐ Form 10-D

	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR	☐

For Period Ended:	December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART I REGISTRANT INFORMATION

Full Name of Registrant	TBS International Limited

Former Name if Applicable	N/A

Address of Principal Executive Office (Street and Number)	Commerce Building, Chancery Lane

City, State and Zip Code	Hamilton HM 12, Bermuda

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of TBS International Ltd. (the "Company") has determined that the Company's Annual Report on Form 10-K can not be filed on time without unreasonable effort or expense because the Company currently is negotiating waivers to the collateral coverage requirement and certain other financial covenants provided for in the Company's outstanding credit facilities.  These waivers have become necessary due to the dramatic decline in the global economy and its impact on the dry cargo shipping industry.  Because the assessment of its financial position and liquidity depends to a significant degree upon its ability to obtain the waivers, which it cannot obtain by March 16, 2009, the Company is unable to complete its Form 10-K in a timely manner.  The Company plans to file its Form 10-K by March 31, 2009, as prescribed in Rule 12b-25.

Based on the current stage of discussions with our lenders we do expect to receive the waivers on terms acceptable to the Company.  However, we cannot assure you that the waivers will be obtained on acceptable terms, on a timely basis or at all.  The waivers could contain additional terms which would increase our interest expense and limit our ability to fund our operations or pay outstanding indebtedness.  If the waivers are not obtained, the lenders could require the Company to repay all amounts outstanding under the credit facilities, which would have a material adverse effect on the business, financial condition, liquidity and operations of the Company and raise substantial doubt about our ability to continue as a going concern.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ferdinand V. Lepere	(914)	961-1000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).        Yes ☒ No☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TBS International Ltd.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 11, 2009	By	/s/ Ferdinand V. Lepere
Ferdinand V. Lepere
Executive Vice President and Chief Financial Officer